Announcement to the Market

Disclosure of results for the fourth quarter and for 2013, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, which uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for 2013 are available on our website: www.itau-unibanco.com/ir.

Comparison between BRGAAP1 and IFRS				R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Dec/31/2013			Dec/31/2012
Total Assets	1,105,721	(78,424)	1,027,297	1,014,425	(57,271)	957,154
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	550,837	(25,797)	525,040	536,497	(20,862)	515,635
Loan Operations	412,235	(533)	411,702	366,285	699	366,984
(-) Allowance for Loan Losses4	(26,371)	4,136	(22,235)	(27,745)	2,032	(25,713)
Other Financial Assets5	94,183	(46,591)	47,592	75,852	(31,360)	44,492
Tax Assets6	44,750	(10,008)	34,742	40,215	(7,803)	32,412
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	30,087	369	30,456	23,321	23	23,344

Current Liabilities and Long Term Liabilities	1,022,794	(79,689)	943,105	939,302	(58,146)	881,156
Deposits	274,383	-	274,383	243,200	-	243,200
Deposits Received Under Securities Repurchase Agreements3	292,179	(25,497)	266,682	288,818	(21,413)	267,405
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	194,238	969	195,207	179,772	1,040	180,812
Other Financial Liabilities5	107,329	(46,055)	61,274	81,213	(30,958)	50,255
Reserves for Insurance, Private Pension and Capitalization	102,055	-	102,055	93,210	-	93,210
Provisions and Other Liabilities	40,263	(553)	39,710	39,307	(142)	39,165
Tax Liabilities6	12,347	(8,553)	3,794	13,782	(6,673)	7,109

Total Stockholders’ Equity	82,927	1,265	84,192	75,123	875	75,998
Non-controlling interests	1,903	(934)	969	903	(807)	96
Controlling Stockholders’ Equity7	81,024	2,199	83,223	74,220	1,682	75,902

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation				R$ million
Adjustments	Equity	Result
	Dec/31/13	4th Q/13	3rd Q/13	4th Q/12	2013	2012
BRGAAP - Values Attributable to Controlling Stockholders	81,024	4,646	3,995	3,492	15,696	13,594
(a) Allowance for Loan Losses	2,894	456	248	22	946	43
(b) Recognition of deferred tax assets	-	-	-	(525)	-	(977)
(c) Adjustment to market value of shares and quotas	84	-	-	-	-	(5)
(d) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	806	(7)	(7)	(6)	(26)	(31)
(e) Conversion of subsidiaries and unconsolidated companies abroad	-	(30)	91	(73)	(6)	(72)
(f) Effective interest rate	(328)	19	34	69	167	228
(g) Other adjustments	206	17	45	(27)	132	(44)
Income tax and social contribution on Net Income	(1,463)	(191)	(120)	(33)	(484)	(102)
IFRS - Values Attributable to Controlling Stockholders	83,223	4,910	4,286	2,919	16,424	12,634
IFRS - Values Attributable to Minority Stockholders	969	38	33	12	98	557
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	84,192	4,948	4,319	2,931	16,522	13,191

Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in their value (Incurred Loss). On BRGAAP, the expected loss model is used8.
(b) Recognition in the consolidated financial statements on BRGAAP of the tax credit related to the Social Contribution on Net Income at the rate of 15% (IAS 12), which had already been fully incorporated in the opening balance sheet of 01/01/2010 under IFRS. The difference between the IFRS and BRGAAP financial statements no longer exists from the 1Q13.
(c) On IFRS (IAS 39 and 32),stocks and quotas classified as permanent investments were measured at fair value and their gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(d) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(e) On the IFRS (IAS 21), exchange rate variations of subsidiaries and non-consolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period.
(f) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(g) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant to the BRGAAP.

8 For more details see our Complete Financial Statements for 2013.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

								R$ million
Recurring Result	4thQ/13			2013			2012
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation

Result - Attributable to Controlling Stockholders	4,646	4,910	264	15,696	16,424	728	13,594	12,634	(960)
Exclusion of the Non-Recurring Events9	34	34	-	140	140	-	450	760	310
Program for the Settlement or Installment Payment of Taxes - Law No. 12,865/13	(508)	(508)	-	(508)	(508)	-	-	-	-
IRB - Change in criteria to recognize our investment in IRB Brasil Resseguros S.A.10	(131)	(131)	-	(131)	(131)	-	-	-	-
COFINS Porto Seguro11	(272)	(272)	-	(272)	(272)	-	-	-	-
Realization of Assets and Impairment12	239	239	-	239	239	-	(530)	(558)	(28)
Provision for contingencies 13	648	648	-	754	754	-	830	817	(13)
Tax and Social Security Contributions	276	276	-	276	276	-	253	253	-
Civil Lawsuits	372	372	-	478	478	-	473	460	(13)
Labor Claims and Other	-	-	-	-	-	-	105	105	-
Increase in the Social Contribution Rate14	-	-	-	-	-	-	(351)	-	351
Allowance for loan losses	-	-	-	-	-	-	229	229	-
Reward Program - Credit Cards15	-	-	-	-	-	-	185	185	-
Other	58	58	-	58	58	-	86	86	-
Recurring Result - Attributable to Controlling Stockholders	4,680	4,944	264	15,836	16,564	728	14,043	13,394	(650)

9 The difference between BRGAAP and IFRS results from the fact that, on IFRS, the Social Contribution on Net Income (CSLL) was not compensated by the tax credits generated by the increase in the CSLL rate from 9% to the current 15%. The difference between the results in GAAP and IFRS has been equalized from the 4th Q/12.
10 Effect of the change in criteria to recognize our investment in IRB Brasil Resseguros S.A. according to the equity method, because we reached a significant degree of influence on the decisions of the legal entity.
11 Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of COFINS levy on this type of operation proportional to our interest in the company.
12 In 2013, it was composed of the impairment of assets, and in 2012 it was composed of the result from the sale of our investments in Serasa and Banco Português de Investimento.
13 Improvement in criteria that determine the recognition of contingencies.
14 In 2012, the remaining balance of tax credits related to Social Contribution from periods prior to the increase of the rate from 9% to 15% was recognized.
15 Result from the restructuring of our credit card rewards program.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, February 4, 2014.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.